EXHIBIT 99.2

                    Form 6-K Required Collateral Information

                         Series 2000-1G Medallion Trust


Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of April 1, 2002


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OUTSTANDING MORTGAGE BALANCE (AUD)
                                                         Amount          WAC
                                                   --------------------------
     - Variable Rate Housing Loans                 $719,492,572        5.85%
     - Fixed 1 Year                                $102,183,333        7.05%
     - Fixed 2 Year                                $125,436,569        6.76%
     - Fixed 3 Year                                 $26,467,732        6.86%
     - Fixed 4 Year                                  $7,994,780        6.82%
     - Fixed 5 Year                                  $1,811,304        6.76%
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     Total Pool                                    $983,386,290        6.13%
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DELINQUENCY INFORMATION
                                                      AUD amount of
                          No of Loans    % of Pool            Loans   % of Pool
                          -----------------------------------------------------

      31-60 days                   40       0.37%     $4,052,458.69       0.31%
      61-90 days                   10       0.09%       $906,190.04       0.07%
      90+ days                     26       0.24%     $2,452,845.00       0.19%
                          -----------------------------------------------------
Mortgagee In Possession             0       0.00%             $0.00       0.00%
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